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                     SARA LEE CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES    EXHIBIT 12.2
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                          (in millions except ratios)

                                                                       Thirty-Nine Weeks Ended
                                                                      ---------------------------
                                                                      April 1,          April 2,
                                                                        1995             1994
Fixed charges and preferred stock dividend requirements:
   Interest expense                                                   $   178           $   131
   Interest portion of rental expense                                      52                46
                                                                      -------           -------
   Total fixed charges before capitalized interest
      and preferred stock dividend requirements                           230               177
   Capitalized interest                                                    10                17
   Preferred stock dividend requirements (1)                               33                29
                                                                      -------           -------
      Total fixed charges and preferred stock
         dividend requirements                                        $   273           $   223
                                                                      =======           =======

Earnings available for fixed charges and preferred
      stock dividend requirements:
   Income before income taxes                                         $   889           $   835
   Less undistributed income in minority owned companies                   (7)               (5)
   Add minority interest in majority-owned subsidiaries                    27                19
   Add amortization of capitalized interest                                16                14
   Add fixed charges before capitalized interest and
      preferred stock dividend requirements                               230               177
                                                                      -------           -------
      Total earnings available for fixed charges and
         preferred stock dividend requirements                        $ 1,155           $ 1,040
                                                                      =======           =======
Ratio of earnings to fixed charges and preferred stock
   dividend requirements                                                  4.2               4.7
                                                                      =======           =======



(1) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.





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